CPI AERO

2011 ANNUAL REPORT


CPI AERO



CPI AERO

CPI Aerostructures, Inc. is engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces, either as a prime contractor or as a subcontractor for other defense prime contractors. CPI Aero also acts as a subcontractor to prime aircraft contractors in the production of commercial aircraft parts. CPI Aero has over 30 years of experience as a contractor, completing over 2,500 contracts to date. Our competitive advantage lies in our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products.


BOEING

Highlights for 2011

- Revenue increased to $74,135,669 from $43,990,784;
- Gross margin was 25% compared to 14%;
- Pre-tax income was $10,538,928, compared to $542,896;
- Net income was $7,416,928 or $1.04 per diluted share, compared to $529,896 or $0.08 per diluted share;
- New orders were a record $83.6 million, compared to $61.7 million
- Moved into our new 171,000 Sq. Ft. Facility

Facilities, contract awards, customer base, revenue, net income and personnel all grew significantly last year.

Growth and expansion were the themes for 2011 at CPI Aero. Facilities, contract awards, customer base, revenue, net income and personnel all grew significantly last year.

2011 Highlights

Our results of operations were record setting in 2011, as our revenue hit an all time high of $74.1 million, 68% higher than our 2010 record, with net income of $7.4 million, 88% higher than our prior record, set in 2009. These amounts were in line with our projected estimates for 2011 results.

In addition, new contract awards were a record $83.6 million including approximately $47.1 million of commercial contract awards, approximately $24.8 million of government subcontract awards and approximately $11.7 million of government prime contract awards. This represents a 35% increase over our previous record, set in 2010. Not only was the volume of new awards a record, but we have continued to diversify our customer base by adding Honda and Bell to our list of prestigious customers.

To support our expected continued growth in new orders, customers, programs and of course, revenue and profits over the coming years, in November 2011 we increased our line of credit with Sovereign Bank to $18 million. Sovereign has shown confidence in our ability to grow and has increased our line of credit by $15.5 million from $2.5 million in 2007.

In addition, in mid-December we completed our relocation to a new 171,000 sq. ft. facility, which is nearly three times the size of our former location. The move was completed approximately two weeks ahead of schedule, which demonstrates the dedication and motivation of our staff. It is a tribute to all 160 of our people that this was accomplished so smoothly.

Started 2012 on a Strong Note

We have started 2012 on a very strong note with $30 million of new awards this year through April 15. Included in these new awards are contracts from Goodrich and Embraer, which continues the trend of expanding our customer base.



Edward J. Fred
Chief Executive Officer and President



Eric Rosenfeld
Chairman of the Board of Directors

The Goodrich award is particularly exciting as this will be the first time in our history that we have the authority to design modifications to the structure that we are manufacturing. We hope that this will enhance our reputation and lead to more opportunities in the future.

To support new programs, in March, we added an additional $4.5 million term loan to be used to fund new tooling on selected programs.

The Outlook

We expect that 2012 will be another record breaking year for CPI. Our projected revenue is in the range of $95 million to $98 million, with resulting net income in the range of $11 million to $12 million. With revenue expected to grow more than 25% and net income expected to grow more than 40%, it seems that growth and expansion will continue to be the theme in 2012.

CPI Aero's future has never been brighter and we look forward to continued success in years to come. We would like to thank all of the members of our organization who have contributed to our accomplishments. We are grateful for the support and confidence of our shareholders, and remain committed to increasing shareholder value by positioning the Company to do what we do best - providing our aerospace/defense customers with value-added engineering, best in class manufacturing and assembly and quality on-time delivery.

Sincerely yours,

Edward J. Fred
Chief Executive Officer and President

Eric Rosenfeld
Chairman of the Board of Directors



"We've leveraged our experience as a US Government prime contractor to develop the critical skills and infrastructure required for a small business to succeed as a subcontractor to the large global aerospace manufacturers."

Douglas McCrosson
Chief Operating Officer

Record 2011



Gulfstream G650



Boeing A-10



Northrop Grumman E-2D



Orders of $83.6 Million

CPI Aero is engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces, either as a prime contractor or as a subcontractor for other defense prime contractors. CPI Aero also acts as a subcontractor to prime aircraft contractors in the production of commercial aircraft parts.

77%, 73% and 43% of our revenue in 2011, 2010 and 2009 respectively, was generated by subcontracts with defense prime contractors.

14%, 17% and 29% of our revenue in 2011, 2010 and 2009 respectively, was generated by commercial contract sales.

9%, 10% and 28% of our revenue in 2011, 2010 and 2009 respectively, was generated by prime government contract sales.



68.5% increase in revenue

As a **subcontractor to leading defense prime contractors** such as Northrop Grumman Corporation, The Boeing Company, Lockheed Martin Corporation, Goodrich, Bell Helicopter and Sikorsky Aircraft Corporation, we deliver various pods, and modular and structural assemblies for **military aircraft** such as E-2D "Hawkeye" surveillance plane, the A-10 "Thunderbolt" or "Warthog" attack jet, the UH-60 "Blackhawk" helicopter, the MH-60S mine counter measure helicopter and the C5 cargo jet.

We also operate as a **subcontractor to aerospace and defense companies,** including Sikorsky and Spirit AeroSystems, Inc. in the production of **assemblies for commercial aircraft**. For Sikorsky, we deliver various kits and assemblies for the S-92 civilian helicopter. We are providing Spirit AeroSystems with leading edges for the wing of the new Gulfstream G650 business jet.

Founded in 1980, CPI Aero is a U.S. small business. We are a publicly traded corporation listed on the NYSE Amex (ticker CVU).

"Our strong growth has not only increased our top and bottom line, but has translated into enhanced shareholder value, as our stock performance has exceeded our industry peers."

Vincent Palazzolo
Chief Financial Officer







Gross margin was 25%

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*


$250
200
150
100
50
0
12/06
12/07
12/08
12/09
12/10
12/11
CPI Aerostructures, Inc.
Russell MicroCap
S&P 600 Aerospace & Defense

*Assumes the investment of $100 on 12/31/06 in stock or index, as well as the reinvestment of all dividends. The stock price performance on this graph is not necessarily indicative of future stock performance. Fiscal year ending December 31.

CPI Aero has approximately three decades experience manufacturing critical and complex aircraft structures. Our executive management team has a diverse background of aerospace management experience from all levels of the aerospace supply chain – from large corporations such as Northrop Grumman, to smaller Tier 1 and Tier 2 suppliers. Our technical team possesses extensive technical expertise and program management and integration capabilities. Our competitive advantage lies in our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior products. CPI Aero is located in central Long Island, New York in a new 171,000 square foot facility.

compared to 14%





$24 million gain in govern

Our relocation to a new 171,000 sq. ft. facility, which is nearly three times the size of our former location, is not only a testament to the growth that we've experienced over the last 3 years, but is a sign of our belief of strong growth well into the future. Our new customer relationships with Bell, Honda, Goodrich and Embraer will help fuel our growth for several years to come.



ment subcontract awards.

SELECTED FINANCIAL DATA

Statement of Operations Data:

	Years Ended December 31,				
	2011	2010	2009	2008	2007
Revenue	**$74,135,669**	$43,990,784	$43,906,825	$35,588,831	$27,985,476
Cost of sales	**55,325,729**	37,877,960	32,597,208	27,065,243	20,596,085
Gross profit	**18,809,940**	6,112,824	11,309,617	8,523,588	7,389,391
Selling , general and administrative expeses	**7,931,586**	5,415,292	5,197,663	4,717,080	4,355,027
Income from operations	**10,878,354**	697,532	6,111,954	3,806,508	3,034,364
Other income (expense):					
Interest/other income	**4,065**	3,770	2,014	78,952	4,973
Interest expense	**(343,491)**	(158,406)	(252,961)	(31,847)	(22,441)
Total other income (expense), net	**(339,426)**	(154,636)	(250,947)	47,105	(17,468)
Income before taxes	**10,538,928**	542,896	5,861,007	3,853,613	3,016,896
Provision for income taxes	**3,122,000**	13,000	1,915,000	1,263,000	1,110,000
Net Income	**$ 7,416,928**	$ 529,896	$ 3,946,007	$ 2,590,613	$ 1,906,896
Income per common share – basic	**$ 1.08**	$ 0.08	$ 0.66	$ 0.44	$ 0.34
Income per common share – diluted	**$ 1.04**	$ 0.08	$ 0.64	$ 0.42	$ 0.32
Basic weighted average number of common shares outstanding	**6,869,624**	6,489,942	5,994,326	5,952,703	5,673,903
Diluted weighted average number of common shares outstanding	**7,133,604**	6,736,501	6,156,628	6,203,789	6,028,480

Balance Sheet Data:

	Years Ended December 31,				
	2011	2010	2009	2008	2007
Cash	**$ 878,200**	$ 823,376	$ 2,224,825	$ 424,082	$ 338,391
Costs and estimated earnings in excess of billings on uncompleted contracts	**79,010,362**	47,165,166	43,018,221	37,865,016	31,148,181
Total current assets	**85,093,458**	54,747,455	51,098,046	41,823,767	35,575,822
Total assets	**88,940,107**	56,457,187	52,537,131	43,351,506	36,620,572
Total current liabilities	**32,907,022**	10,370,285	11,979,596	6,688,372	6,858,854
Working capital	**52,186,436**	44,377,170	39,118,450	35,135,395	28,716,968
Short-term debt	**16,987,380**	1,485,008	2,836,592	920,668	1,103,701
Long-term debt	**889,239**	1,190,097	1,801,357	2,401,206	7,605
Shareholders' equity	**54,026,207**	44,670,443	38,517,514	33,983,150	29,603,514
Total liabilities and shareholders' equity	**88,940,107**	56,457,187	52,537,131	43,351,506	36,620,572

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this annual report, the words or phrases "will likely result," "management expects" or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The risks are included in "Item 1A: Risk Factors" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Form 10-K filed with the SEC. We have no obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

You should read the financial information set forth below in conjunction with our financial statements and notes thereto.

Business Operations

We are engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces, either as a prime contractor or as a subcontractor for other defense prime contractors. We also act as a subcontractor to prime aircraft manufactures in the production of commercial aircraft parts.

Our strategy for growth has been focused primarily as a subcontractor for leading aerospace defense prime contractors.

Due to our success as a subcontractor to defense prime contractors and growth in the commercial sector, we are also pursuing opportunities to increase our commercial subcontracting business.

Critical Accounting Policies

Revenue Recognition

We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in the financial statements in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. As a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting; however, we cannot assure you that our estimates will be accurate. If our estimates are not accurate or a contract is terminated, we will be forced to adjust revenue in later periods. Furthermore, even if our estimates are accurate, we may have a shortfall in our cash flow and we may need to borrow money to pay taxes and to meet operating cash flow needs until the reported earnings materialize to actual cash receipts.

Results of Operations

Year Ended December 31, 2011 as Compared to the Year Ended December 31, 2010

Revenue. Revenue for the year ended December 31, 2011 was $74,135,669 compared to $43,990,784 for the same period last year, representing an increase of $30,144,885 or 68.5%. The increase in revenue is primarily the result of work performed on our three major subcontract awards won in 2008. The Gulfstream G650 program, Boeing A-10 program and NGC E-2D programs accounted for 11%, 30% and 26% of our revenue in 2011, respectively.

Overall, revenue generated from prime government contracts for the year ended December 31, 2011 was $6,740,870 compared to $4,471,399 for the year ended December 31, 2010, an increase of $2,269,471 or 51%. This increase was primarily the result of work performed on the C-5 TOP program.

Revenue generated from government subcontracts for the year ended December 31, 2011 was $57,199,673 compared to $31,963,271 for the year ended December 31, 2010, an increase of $25,236,402 or 79%, primarily the result of the A-10 and E-2D programs.

Revenue generated from commercial contracts was $10,195,125 for the year ended December 31, 2011 compared to $7,556,114 for the year ended December 31, 2010, an increase of $2,639,011 or 35%. This increase is primarily the result of higher production rates on the G650.

During the year ended December 31, 2011, we received approximately $83.6 million of new contract awards, which included approximately $11.7 million of government prime contract awards, approximately $24.8 million of government subcontract awards and approximately $47.1 million of commercial contract awards, compared to $61.7 million of new contract awards in 2010, which included $8.5 million of government prime contract awards, $48.6 million of government subcontract awards and $4.6 million of commercial contract awards. Included in these new contracts were awards from new customers, such as Bell and Honda.

Gross profit. Gross profit for the year ended December 31, 2011 was $18,809,940 compared to $6,112,824 for the year ended December 31, 2010, an increase of $12,697,116. Gross profit percentage ("gross margin") for the year ended December 31, 2011 was 25.4% compared to 13.9% for the same period last year. Gross margin for 2010 was negatively affected by the change in estimate described in the gross profit analysis comparing the year ended December 31, 2010 to year ended December 31, 2009. Gross margin for 2011 has returned to a more normal level, and is within the Company's expected range.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2011 were $7,931,586 compared to $5,415,292 for the year ended December 31, 2010, an increase of $2,516,294, or 46%. This increase was primarily due to an approximately $664,000 increase in accrued bonuses, a $463,000 increase in board of directors fees, $263,000 of expenses related to moving to our new facility, a $226,000 increase in computer expenses, a $200,000 increase in salaries and a $111,000 increase in office expense. The increase in board of directors' fees was the result of the Black Scholes valuation of the options granted to the non-employee board members as compensation. Because of the large expenses related to the Black Scholes valuation in recent years, we have taken steps to limit board fees in 2012, and beyond, by limiting the compensation for each board member and reducing the number of options issued. The increase in salaries is the result of higher employee count as well as normal salary increases. The increase in accrued bonus is the result of higher executive officer bonus computed pursuant to the executive officer employment agreements.

Interest Expense. Interest expense for the year ended December 31, 2011 was $343,491, compared to $158,406 for 2010, an increase of $185,085 or 117%. The increase in interest expense is the result of an increase in outstanding debt during 2011 as compared to 2010.

Income from operations. We had income from operations for the year ended December 31, 2011 of $10,878,354 compared to $697,532 for the year ended December 31, 2010. The increase in operating income was predominately the result of the increased revenue and gross margin discussed earlier.

Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009

Revenue. Revenue for the year ended December 31, 2010 was $43,990,784 compared to $43,906,825 for the same period last year, representing an increase of $83,958 or 0.19%. The increase in revenue is primarily the result of work performed on our three major subcontract awards won in 2008. The Gulfstream G650 program, Boeing A-10 program and NGC E-2D program accounted for 10%, 35% and 27% of our revenue in 2010, respectively.

Overall, revenue generated from prime government contracts for the year ended December 31, 2010 was $4,471,399 compared to $12,249,372 for the year ended December 31, 2009, a decrease of $7,777,973 or 64%. The decrease in revenue from prime government contracts is predominately the result of changes in estimates that were necessary on three programs. The Department of Defense ("DOD") opted to terminate the T-38 program one release earlier than expected, which caused us to revise our revenue estimate on this program. The DOD placed purchase orders for 9 of the 10 projected years of the T-38 program. By not placing an order for the final year (estimated to be 43 aircraft), the value of the contract approximated $56 million, instead of the $61 million that the Company had expected. This change in estimate resulted in an adjustment of approximately $4.6 million. In addition, we had two C-5 contracts where we revised our revenue estimates based on our inability to get DOD approval of a first article and the related reductions in revenue associated with the government not ordering the expected production units on these programs. The two C-5 contracts were not related to the C-5 TOP contract. The change in estimate for the two C-5 contracts approximated $2.6 million.

Revenue generated from government subcontracts for the year ended December 31, 2010 was $31,963,271 compared to $18,826,766 for the year ended December 31, 2009, an increase of $13,136,505 or 70%, primarily the result of the A-10 and E-2D programs.

Revenue generated from commercial contracts was $7,556,114 for the year ended December 31, 2010 compared to $12,830,687 for the year ended December 31, 2009, a decrease of $5,274,573 or 41%. This decrease is the result of the normal production schedule anticipated on the G650 program during testing, FAA certification and initial low rate production.

During the year ended December 31, 2010, we received approximately $61.7 million of new contract awards, which included approximately $8.5 million of government prime contract awards, approximately $48.6 million of government subcontract awards and approximately $4.6 million of commercial contract awards, compared to $23.4 million of new contract awards in 2009, which included $10.6 million of government prime contract awards, $6.9 million of government subcontract awards and $5.9 million of commercial contract awards.

Gross profit. Gross profit for the year ended December 31, 2010 was $6,112,824 compared to $11,309,617 for the year ended December 31, 2009, a decrease of $5,196,793. As a percentage of revenue, gross profit for the year ended December 31, 2010 was 13.9% compared to 25.8% for the same period last year. The reduced gross profit percentage is the result of the changes in estimates on the three programs described above.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2010 were $5,415,292 compared to $5,197,663 for the year ended December 31, 2009, an increase of $217,629, or 4.2%. This increase was primarily due to an approximately $303,000 increase in accounting and legal fees, a $142,000 increase in public fees and a $101,000 increase in salaries offset by a decrease in accrued bonus of $350,000 and a decrease in consulting fees of approximately $135,000. The increase in accounting and legal fees was the result of strategic planning work done during the fourth quarter of 2010. The increase in public fees was the result of increased investor relations activity. The increase in salaries is the result of normal salary increases. The decrease in accrued bonus is the result of lower executive officer bonus computed pursuant to the executive officer employment agreements. The decrease in consulting fees is the result of decreased computer consultant work in 2010.

Interest Expense. Interest expense for the year ended December 31, 2010 was $158,406, compared to $252,961 for 2009, a decrease of $94,555 or 37%. The decrease in interest expense is the result of a decrease in outstanding debt during 2010 as compared to 2009.

Income from operations. We had income from operations for the year ended December 31, 2010 of $697,532 compared to $6,111,954 for the year ended December 31, 2009. The decrease in operating income was predominately the result of the change in estimates on the three contracts discussed earlier.

Business Outlook

Our expectations for 2012 are as follows:

- Revenue in the range of $95-$98 million, a 28%-32% increase over 2011, primarily due to the continued increase in work on our three major long-term programs (A-10, E-2D and G650);
- Gross margin percentage in the range of 25%-27%;
- Net income in the range of $12-$13 million.

As of February 28, 2012, we had approximately $282 million of bids outstanding. We continue to make bids on contracts, however as we have shifted our business towards more subcontracting work, we have been more selective on the contracts on which to bid. As a result the amount of bids outstanding has declined, as compared to last year.

Liquidity and Capital Resources

General. At December 31, 2011, we had working capital of $52,186,436 compared to $44,377,170 at December 31, 2010, an increase of $7,809,266, or 18%.

Cash Flow. A large portion of our cash is used to pay for materials and processing costs associated with contracts that are in process and which do not provide for progress payments. Costs for which we are not able to bill on a progress basis are components of "Costs and estimated earnings in excess of billings on uncompleted contracts" on our balance sheet and represent the aggregate costs and related earnings for uncompleted contracts for which the customer has not yet been billed. These costs and earnings are recovered upon shipment of products and presentation of billings in accordance with contract terms.

Because the POC method of accounting requires us to use estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods, there can be a significant disparity between earnings (both for accounting and tax purposes) as reported and actual cash that we receive during any reporting period. Accordingly, it is possible that we may have a shortfall in our cash flow and may need to borrow money until the reported earnings materialize into actual cash receipts.

Our costs and estimated earnings in excess of billings increased by approximately $31.8 during the year ended December 31, 2011. The Boeing A-10 contract accounted for approximately $18 million of this increase. Although this contract does provide for milestone billings, the Company has been limited in its ability to invoice Boeing because of the lack of performance by a supplier. This has resulted in us not achieving certain milestone billing events. Even with the replacement of the supplier in the fourth quarter of 2011, we remain behind contractually required delivery schedule on portions of this job. Additionally, the contract provides that we can't bill Boeing for approved changes to first articles until such time as the government approves the entire A-10 wing. We have submitted all first articles on this program and are awaiting government approval of Boeing's complete submission. Lastly, a significant amount of production has been completed, however it can't be shipped and invoiced, as we are awaiting a minor Boeing configuration change. The effect of these conditions on the Boeing contract has a material impact on our liquidity.

In order to perform on new programs, such as the recently announced Bell, Honda and Goodrich programs, we may be required to expend up-front costs, that may have to be amortized over a portion of production units. In the case of significant program delays and/or program cancellations, we could be required to bear impairment charges which may be material, for costs that are not recoverable. Such charges and the loss of up-front costs could have a material impact on our profitability and liquidity.

Additionally, at December 31, 2011, our cash balance was $878,200 compared to $823,376 at December 31, 2010, an increase of $54,824. Our accounts receivable balance at December 31, 2011 decreased to $4,285,570 from $6,152,544 at December 31, 2010. During 2011 a large portion of our cash flow has been used to get the E-2D and A-10 programs up to their production levels.

Sovereign Bank Credit Facilities. In August 2007, we entered into a two-year, $2.5 million revolving credit facility with Sovereign Bank (the "Sovereign Revolving Facility"), secured by all of our assets. On July 7, 2009, the Company and Sovereign Bank amended the terms of the Sovereign Revolving Facility, increasing the existing revolving credit facility under the Credit Agreement from an aggregate of $2,500,000 to an aggregate of $3,500,000 and extending the term of the revolving credit facility from August 2010 to August 2011. In addition, the interest rate of borrowings under the revolving credit facility was amended to (i) the greater of 4.0% or 3.5% in excess of the LIBOR rate or (ii) the greater of 4.0% or 0.75% in excess of Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement. The Credit Agreement was further amended to increase the commitment fee from 0.25% to 0.50% per annum on the average daily unused portion of the revolving credit commitment commencing September 30, 2009, and to permit the Company's sale of a certain single customer accounts receivable.

On May 26, 2010, the Company and Sovereign Bank entered into a third amendment to the Sovereign Revolving Facility increasing the existing revolving credit facility under the Credit Agreement from an aggregate of $3.5 million to an aggregate of $4.0 million and extending the term of the revolving credit facility from August 2011 to August 2013. In addition, the interest rate on borrowings under the revolving credit facility was decreased to (i) the greater of 3.75% or 3.25% in excess of the LIBOR Rate or (ii) the greater of 3.75% or 0.50% in excess of Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement.

On May 10, 2011, the Company entered into a fifth amendment to the Sovereign Revolving Facility, increasing the existing revolving credit facility from an aggregate of $4 million to an aggregate of $10 million and extending the term from August 2013 to August 2014. In addition, the interest rate of borrowings under the revolving credit facility will no longer be subject to a minimum rate of 3.75%.

On September 1, 2011, the Company entered into a sixth amendment to the Sovereign Revolving Facility, providing for a $3,000,000 increase until November 30, 2011 of the existing revolving credit facility, from an aggregate of $10,000,000 to an aggregate of $13,000,000.

On November 29, 2011, the Company entered into a seventh amendment to the Sovereign Revolving Facility which increased the existing revolving credit facility from an aggregate of $13,000,000 to an aggregate of $18,000,000 and extended the term of earlier terminating revolving credit loans to August 2014. The Amendment also provides for a reduction in the interest rate of borrowings under the revolving credit facility to 2.75% in excess of the LIBOR rate or Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement, a reduction in the commitment fee to a rate of 0.4% per annum on the average daily unused portion of the revolving credit commitment, commencing December 31, 2011 and the addition of a covenant to the Credit Agreement requiring that the Company maintain a ratio of Unsubordinated Liabilities to Capital Base, as such terms are defined in the Credit Agreement.

As of December 31, 2011, the Company was in compliance with all financial covenants contained in the credit agreement.

As of December 31, 2011 and 2010, the Company had $16,100,000 and $800,000, respectively outstanding under the Sovereign Revolving Facility.

On October 22, 2008, we obtained a $3 million term loan from Sovereign Bank to be amortized over five years (the "Sovereign Term Facility"). Prior to entering into the term loan we had borrowed $2.5 million under the Sovereign Revolving Facility to fund the initial tooling costs related to the previously mentioned long-term contract with Spirit. We used the proceeds from the Sovereign Term Facility to repay the borrowings under the Sovereign Revolving Facility and to pay for additional tooling related to the Spirit contract.

The Sovereign Term Facility bears interest at the lower of LIBOR plus 2.5% or Sovereign Bank's prime rate (2.77% as of December 31, 2011) and is secured by all of our assets.
The terms and conditions of the Sovereign Revolving Facility are applicable to the Sovereign Term Facility.

Additionally, the Company and Sovereign Bank entered into a five year interest rate swap agreement, in the notional amount of $3 million. Under the interest rate swap, the Company pays an amount to Sovereign Bank representing interest on the notional amount at a rate of 5.8% and receives an amount from Sovereign representing interest on the notional amount at a rate equal to the one-month LIBOR plus 2.5%. The effect of this interest rate swap will be the Company paying a fixed interest rate of 5.8% over the term of the Sovereign Term Facility.

On March 9, 2012, the Company obtained a $4.5 million term loan from Sovereign Bank to be amortized over five years (the "Sovereign Term Facility 2"). Sovereign Term Facility 2 will be used to purchase tooling and equipment for new programs. Sovereign Term Facility 2 bears interest at the lower of LIBOR plus 3% or Sovereign Bank's prime rate.

Additionally, the Company and Sovereign Bank entered into a five year interest rate swap agreement, in the notional amount of $4.5 million. Under the interest rate swap, the Company pays an amount to Sovereign Bank representing interest on the notional amount at a rate of 4.11% and receives an amount from Sovereign Bank representing interest on the notional amount at a rate equal to the one-month LIBOR plus 3%. The effect of this interest rate swap will be the Company paying a fixed interest rate of 4.11% over the term of the Sovereign Term Facility 2.

We believe that our existing resources, together with the availability under our credit facility, will be sufficient to meet our current working capital needs for at least the next 12 months.

Contractual Obligations. The table below summarizes information about our contractual obligations as of December 31, 2011 and the effects these obligations are expected to have on our liquidity and cash flow in the future years.

	Payments Due By Period ($)				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	$ 1,150,000	$ 600,000	$ 550,000	$ —	$ —
Capital Lease Obligations	626,620	287,380	259,635	79,605	—
Operating Leases	17,038,790	1,517,650	3,145,684	3,163,151	9,212,305
Employment Agreement Compensation**	2,654,800	847,300	1,807,500	—	—
Interest Rate Swap Agreement	42,011	—	42,011	—	—
Total Contractual Cash Obligations	$21,512,221	$3,252,330	$5,804,830	$3,242,756	$9,212,305

**The employment agreements provide for bonus payments that are excluded from these amounts.

BALANCE SHEETS

Year ended December 31,	2011	2010
ASSETS		
Current Assets:		
Cash	$ 878,200	$ 823,376
Accounts receivable, net	4,285,570	6,152,544
Costs and estimated earnings in excess of billings on uncompleted contracts	79,010,362	47,165,166
Deferred income taxes	257,000	—
Prepaid expenses and other current assets	662,326	606,369
Total current assets	85,093,458	54,747,455
Property and equipment, net	2,629,569	881,915
Deferred income taxes	1,105,000	668,000
Other assets	112,080	159,817
Total Assets	$88,940,107	$56,457,187
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$11,998,244	$ 8,267,330
Accrued expenses	994,398	301,941
Current portion of long-term debt	887,380	685,008
Line of credit	16,100,000	800,000
Deferred income taxes	125,000	182,000
Income taxes payable	2,802,000	134,006
Total current liabilities	32,907,022	10,370,285
Long-term debt, net of current portion	889,239	1,190,097
Deferred income taxes	660,000	—
Other liabilities	457,639	226,362
Total Liabilities	34,913,900	11,786,744
Commitments		
Shareholders' Equity:		
Common stock - $.001 par value; authorized 50,000,000 shares, issued 7,079,638 and 6,911,570 shares, respectively, and outstanding6,946,381 and 6,789,736 shares, respectively	7,080	6,912
Additional paid-in capital	35,346,273	33,272,237
Retained earnings	19,834,852	12,417,924
Accumulated other comprehensive loss	(21,772)	(45,404)
Treasury stock, 133,257 and 121,834 shares, respectively of common stock (at cost)	(1,140,226)	(981,226)
Total Shareholders' Equity	54,026,207	44,670,443
Total Liabilities and Shareholders' Equity	$88,940,107	$56,457,187

STATEMENTS OF INCOME

Year ended December 31,	2011	2010	2009
Revenue	**$74,135,669**	$43,990,784	$43,906,825
Cost of sales	**55,325,729**	37,877,960	32,597,208
Gross profit	**18,809,940**	6,112,824	11,309,617
Selling, general and administrative expenses	**7,931,586**	5,415,292	5,197,663
Income from operations	**10,878,354**	697,532	6,111,954
Interest income (expense):			
Interest/other income	**4,065**	3,770	2,014
Interest expense	**(343,491)**	(158,406)	(252,961)
Total other income (expense), net	**(339,426)**	(154,636)	(250,947)
Income before provision for income taxes	**10,538,928**	542,896	5,861,007
Provision for income taxes	**3,122,000**	13,000	1,915,000
Net income	**$ 7,416,928**	$ 529,896	$ 3,946,007
Basic net income per common share:	**$ 1.08**	$ 0.08	$ 0.66
Diluted net income per common share:	**$ 1.04**	$ 0.08	$ 0.64
Shares used in computing earnings per common share:			
Basic	**6,869,624**	6,489,942	5,994,326
Diluted	**7,133,604**	6,736,501	6,156,628

CPI Aerostructures, Inc.

STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2011, 2010 and 2009

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at January 1, 2009	6,046,273	$6,046	$26,660,606	$ 7,942,021	$ (541,006)	$(84,517)	$33,983,150
Net Income	—	—	—	3,946,007	—	—	3,946,007
Change in unrealized loss from interest rate swap	—	—	—	—	—	31,643	31,643
Comprehensive income	—	—	—	—	—	—	3,977,650
Common stock issued upon exercise of options	60,000	60	151,740	—	—	—	151,800
Common stock issued as employee compensation	16,251	17	72,990	—	—	—	73,007
Stock compensation expense	—	—	483,707	—	—	—	483,707
Treasury stock acquired	—	—	—	—	(151,800)	—	(151,800)
Balance at December 31, 2009	6,122,524	$6,123	$27,369,043	$11,888,028	$ (692,806)	$(52,874)	$38,517,514
Net Income	—	—	—	529,896	—	—	529,896
Change in unrealized loss from interest rate swap	—	—	—	—	—	7,470	7,470
Comprehensive income	—	—	—	—	—	—	537,366
Common stock issued in share offering	500,000	500	3,529,041	—	—	—	3,529,541
Common stock issued upon exercise of options	272,000	272	1,389,678	—	—	—	1,389,950
Common stock issued as employee compensation	17,046	17	126,846	—	—	—	126,863
Stock compensation expense	—	—	553,629	—	—	—	553,629
Tax benefit from stock option plans	—	—	304,000	—	—	—	304,000
Treasury stock acquired	—	—	—	—	(288,420)	—	(288,420)
Balance at December 31, 2010	6,911,570	$6,912	$33,272,237	$12,417,924	$ (981,226)	$(45,404)	$44,670,443
Net Income	—	—	—	7,416,928	—	—	7,416,928
Change in unrealized loss from interest rate swap	—	—	—	—	—	23,632	23,632
Comprehensive income	—	—	—	—	—	—	7,440,560
Common stock issued upon exercise of options	165,333	165	614,282	—	—	—	614,447
Common stock issued as employee compensation	2,735	3	36,154	—	—	—	36,157
Stock compensation expense	—	—	985,600	—	—	—	985,600
Tax benefit from stock option plans	—	—	438,000	—	—	—	438,000
Treasury stock acquired	—	—	—	—	(159,000)	—	(159,000)
Balance at December 31, 2011	**7,079,638**	**$7,080**	**$35,346,273**	**$19,834,852**	**$(1,140,226)**	**$(21,772)**	**$54,026,207**

STATEMENTS OF CASH FLOWS

Year ended December 31,	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 7,416,928	$ 529,896	$ 3,946,007
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	591,373	386,394	338,995
Deferred rent	266,909	(4,832)	7,830
Stock-based compensation expense	985,600	553,629	483,707
Common stock issued as employee compensation	36,157	27,168	21,468
Deferred portion of provision for income taxes	(103,000)	(265,000)	(367,800)
Tax benefit for stock options	(438,000)	(304,000)	—
Bad Debts	75,000	—	—
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	1,791,974	(878,612)	(2,428,920)
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(31,845,196)	(4,146,945)	(5,153,205)
Decrease (increase) in prepaid expenses and other current assets	(8,220)	(125,853)	168,589
Decrease in other assets	—	—	60,000
Increase in accounts payable and accrued expenses	4,423,371	2,199,337	2,136,464
(Decrease) increase in income taxes payable	3,105,994	(1,930,368)	1,461,374
Net cash provided by (used in) operating activities	(13,701,110)	(3,959,186)	674,509
Cash flows from investing activities:			
Purchase of property and equipment	(1,587,898)	(300,803)	(142,661)
Net cash used in investing activities	(1,587,898)	(300,803)	(142,661)
Cash flows from financing activities:			
Proceeds from exercise of stock options and warrants	455,447	1,101,529	—
Proceeds from sale of common stock	—	3,529,541	—
Payment of line of credit	—	(2,200,000)	(800,000)
Proceeds from line of credit	15,300,000	800,000	2,700,000
Payment of long-term debt	(849,615)	(676,530)	(631,105)
Proceeds from long-term debt	—	—	—
Tax benefit for stock options	438,000	304,000	—
Net cash provided by financing activities	15,343,832	2,858,540	1,268,895
Net increase (decrease) in cash	54,824	(1,401,449)	1,800,743
Cash at beginning of year	823,376	2,224,825	424,082
Cash at end of year	$ 878,200	$ 823,376	$ 2,224,825
Supplemental schedule of noncash investing and financing activities:			
Deferred tax benefit of interest rate swap liability	$ —	$ —	$ (16,300)
Equipment acquired under capital lease	$ 751,129	$ 113,686	$ 47,180
Settlement of other receivables	$ 30,000	$ 60,000	$ 60,000
Accrued expenses settled in exchange for common stock	$ —	$ 99,696	$ 51,540
Stock options proceeds paid with Company's stock	$ 159,000	$ 288,420	$ 151,800
Supplemental schedule of cash flow information:			
Cash paid during the year for interest	$ 366,491	$ 158,406	$ 265,761
Cash paid for income taxes	$ 180,000	$ 2,276,367	$ 808,627

NOTES TO FINANCIAL STATEMENTS

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The operations of CPI Aerostructures, Inc. ("CPI Aero" or the "Company") consist of the production of complex aerospace structural assemblies principally for the U.S. Air Force and other branches of the U.S. armed forces, whether as a prime contractor or as a subcontractor to other defense prime contractors. The Company also acts as a subcontractor to prime aerospace manufactures in the production of commercial aircraft parts.

Revenue Recognition

The Company's revenue is recognized based on the percentage of completion method of accounting for its contracts measured by the percentage of total costs incurred to date to estimated total costs at completion for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by the Company during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying balance sheets, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. The Company's recorded revenue may be adjusted in later periods in the event that the Company's cost estimates prove to be inaccurate or a contract is terminated.

Government Contracts

The Company's government contracts are subject to the procurement rules and regulations of the United States government. Many of the contract terms are dictated by these rules and regulations. Specifically, cost-based pricing is determined under the Federal Acquisition Regulations ("FAR"), which provide guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. government contracts. For example, costs such as those related to charitable contributions, advertising, interest expense, and public relations are unallowable and, therefore, not recoverable through sales. During and after the fulfillment of a government contract, the Company may be audited in respect of the direct and allocated indirect costs attributable thereto. These audits may result in adjustments to the Company's contract cost, and/or revenue.

When contractual terms allow, the Company invoices its customers on a progress basis.

Cash

The Company maintains its cash in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. From time to time, the Company's balances may exceed these limits. As of December 31, 2011, the Company had approximately $1,000,000 of uninsured balances. The Company limits its credit risk by selecting financial institutions considered to be highly credit worthy.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances, net of allowances. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectability based on an evaluation of historical and anticipated trends, the financial conditions of the Company's customers and an evaluation of the impact of economic conditions.

Property and Equipment

Depreciation and amortization of property and equipment is provided by the straight-line method over the estimated useful lives of the respective assets or the life of the lease, for leasehold improvements.

Rent

We recognize rent expense on a straight-line basis over the expected lease term. Within the provisions of certain leases there are escalations in payments over the lease term. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Long Lived Assets

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any such change has occurred. If such changes in circumstance are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and amounts expected to be realized upon its eventual disposition.

Short-Term Debt

The fair value of the Company's short-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the fair value of the Company's short-term debt was not significantly different than the stated value at December 31, 2011 and 2010.

Derivatives

Our use of derivative instruments has primarily been to hedge interOur use of derivative instruments has primarily been to hedge interest rates. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

We record these derivative financial instruments on the balance sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately.

In October 2008, the Company entered into an interest rate swap with the objective of reducing our exposure to cash flow volatility arising from interest rate fluctuations associated with certain debt. The notional amount, maturity date, and currency of these contracts match those of the underlying debt. The Company has designated this interest rate swap contract as a cash flow hedge. The Company measures ineffectiveness by comparing the cumulative change in the forward contact with the cumulative change in the hedged item.

No material ineffectiveness was recognized in 2011 and 2010. As of December 31, 2011 and 2010, we had a net deferred loss associated with cash flow hedges of approximately $33,000 and $69,000, respectively, due to the interest rate swap which has been included in Other Liabilities.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties may fail to meet their contractual obligations. Recent adverse developments in the global financial and credit markets could negatively impact the creditworthiness of our counterparties and cause one or more of our counterparties to fail to perform as expected. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. All counterparties have performed in accordance with their contractual obligations.

Fair Value

At December 31, 2011 and 2010, the fair values of cash, accounts receivable, accounts payable and accrued expenses approximated their carrying values because of the short-term nature of these instruments.

	2011		2010	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Debt				
Short-term borrowings and long-term debt	**$17,876,619**	**$17,876,619**	$2,675,105	$2,675,105

We estimated the fair value of debt using market quotes and calculations based on market rates.

The following tables presents the fair values of those financial assets and liabilities measured on a recurring basis as of December 31, 2011 and 2010:

		Fair Value Measurements 2011		
Description	Total	Quoted in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest Rate Swap, net	$32,988	—	$32,988	—
Total	**$32,988**	—	**$32,988**	—

		Fair Value Measurements 2010		
Description	Total	Quoted in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest Rate Swap, net	$68,794	—	$68,794	—
Total	**$68,794**	—	**$68,794**	—

The fair value of the Company's interest rate swap was determined by comparing the fixed rate set at the inception of the transaction to the "replacement swap rate," which represents the market rate for an offsetting interest rate swap with the same notional amounts and final maturity date. The market value is then determined by calculating the present value interest differential between the contractual swap and the replacement swap.

As of December 31, 2011 and 2010, $32,988 and $68,794, respectively, was included in Other Liabilities related to the fair value of the Company's interest rate swap, and $21,772 and $45,404, respectively, net of tax of $11,216 and $23,390, respectively, was included in Accumulated Other Comprehensive Loss.

Freight and Delivery Costs

The Company incurred freight and delivery costs of approximately $92,000, $75,000, $72,000, respectively, during the years ended December 31, 2011, 2010 and 2009. These costs are included in cost of sales.

Earnings Per Share

Basic earnings per common share is computed using the weighted-average number of shares outstanding. Diluted earnings per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Incremental shares of 263,920 were used in the calculation of diluted earnings per common share in 2011. Incremental shares of 80,000 were not included in the diluted earnings per share calculations at December 31, 2011, as their exercise price was in excess of the Company's quoted market price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation. Incremental shares of 246,559 were used in the calculation of diluted earnings per common share in 2010. Incremental shares of 75,000 were not included in the diluted earnings per share calculations at December 31, 2010, as their exercise price was in excess of the Company's quoted market price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation. Incremental shares of 162,302 were used in the calculation of diluted earnings per common share in 2009. Incremental shares of 603,333 were not included in the diluted earnings per share calculations at December 31, 2009, as their exercise price was in excess of the Company's quoted market price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation.

Income taxes

Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion on management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has recorded a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. It is the Company's policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Uncertain tax positions are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (the "FASB") issued updated guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures about significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements of a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. This update was effective for the Company's interim and annual reporting periods beginning January 1, 2011. The adoption of this pronouncement did not have any impact on the Company's financial statements and related disclosures.

In May 2011, the FASB issued guidance that amends Generally Accepted Accounting Principles ("US GAAP") to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards. The amendments changed the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The provisions of this guidance are effective for the first reporting period (including interim periods) beginning after December 15, 2011. The Company is currently evaluating the impact this accounting standard update may have on its results of operations, financial condition and disclosures.

In June 2011, the FASB issued new accounting guidance on the presentation of other comprehensive income. The new guidance eliminates the current option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. Instead, an entity has the option to present the total of comprehensive income, the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Full retrospective application is required. As the new guidance will only amend the presentation requirements of other comprehensive income, the Company does not expect the adoption to have a significant impact on its financial condition or results of operations.

2. COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLING

At December 31, 2011, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$162,233,699	$24,713,310	$186,947,009
Estimated earnings	72,883,505	15,029,802	87,913,307
	235,117,204	39,743,112	274,860,316
Less billings to date	171,694,325	24,155,629	195,849,954
Costs and estimated earnings in excess of billings on uncompleted contracts	**$ 63,422,879**	**$15,587,483**	**$ 79,010,362**

At December 31, 2010, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted Contracts	$120,072,649	$33,521,525	$153,594,174
Estimated earnings	51,712,912	17,647,006	69,359,918
	171,785,561	51,168,531	222,954,092
Less billings to date	138,885,635	36,903,291	175,788,926
Costs and estimated earnings in excess of billings on uncompleted contracts	**$32,899,926**	**$14,265,240**	**$ 47,165,166**

Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 2011, approximately $10,000,000 of the balances above are not expected to be collected within one year. There are no amounts billed under retainage provisions.

Revisions in the estimated gross profits on contracts and contract amounts are made in the period in which the circumstances requiring the revisions occur. During the years ended December 31, 2011, 2010 and 2009, the effect of such revisions in total estimated contract profits resulted in a decrease to the total gross profit to be earned on the contract of approximately $3,000,000, $10,200,000 and $6,100,000, respectively, from that which would have been reported had the revised estimate been used as the basis of recognition of contract profits in prior years.

Although management believes it has established adequate procedures for estimating costs to complete on uncompleted open contracts, it is at least reasonably possible that additional significant costs could occur on contracts prior to completion.

3. ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables as follows:

	2011	2010
Billed receivables	**$4,360,570**	$6,161,524
Less: allowance for doubtful accounts	**(75,000)**	(8,980)
	$4,285,570	$6,152,544

4. PROPERTY AND EQUIPMENT:

Plant and equipment, at cost, consists of the following

December 31,	2011	2010	Estimated Useful Life
Machinery and equipment	**$ 814,270**	$ 665,834	5 to 10 years
Computer equipment	**2,487,106**	1,571,377	5 years
Furniture and fixtures	**280,151**	218,804	7 years
Automobiles and trucks	**13,162**	13,162	5 years
Leasehold improvements	**1,154,361**	863,871	10 years
	4,749,050	3,333,048	
Less accumulated depreciation and amortization	**2,119,481**	2,451,133	
	$2,629,569	$ 881,915	

Depreciation and amortization expense for the years ended December 31, 2011, 2010 and 2009 was $591,373, $386,394 and $338,995, respectively.

During the years ended December 31, 2011 and 2010, the Company acquired $751,129 and $113,686, respectively, of property and equipment under notes payable and capital leases. At December 31, 2011 and 2010, assets acquired under capital leases, which was included in machinery and equipment, was approximately $965,000 and $214,000 respectively. At December 31, 2011 and 2010, accumulated depreciation and amortization related to assets acquired under capital leases was approximately $183,000 and $62,000, respectively.

5. LINE OF CREDIT:

In August 2007, the Company entered into a two-year, $2.5 million revolving credit facility with Sovereign Bank (the "Sovereign Revolving Facility"), secured by all of the Company's assets. On July 7, 2009, the Company and Sovereign Bank amended the terms of the Sovereign Revolving Facility, increasing the revolving credit facility under the Credit Agreement from an aggregate of $2.5 million to an aggregate of $3.5 million and extending the term of the revolving credit facility from August 2010 to August 2011. In addition, the interest rate of borrowings under the revolving credit facility was amended to (i) the greater of 4.0% or 3.5% in excess of the LIBOR rate or (ii) the greater of 4.0% or 0.75% in excess of Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement. The Credit Agreement was further amended to increase the commitment fee from 0.25% to 0.50% per annum on the average daily unused portion of the revolving credit commitment commencing September 30, 2009, and to permit the Company's sale of a certain single customer accounts receivable.

On May 26, 2010, the Company and Sovereign Bank entered into a third amendment to the Sovereign Revolving Facility increasing the revolving credit facility under the Credit Agreement from an aggregate of $3.5 million to an aggregate of $4.0 million and extending the term of the revolving credit facility from August 2011 to August 2013. In addition, the interest rate on borrowings under the revolving credit facility was decreased to (i) the greater of 3.75% or 3.25% in excess of the LIBOR Rate or (ii) the greater of 3.75% or 0.50% in excess of Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement.

On May 10, 2011, the Company entered into a fifth amendment to its credit agreement with Sovereign Bank, increasing the revolving credit facility from an aggregate of $4,000,000 to an aggregate of $10,000,000 and extending the term from August 2013 to August 2014. In addition, the interest rate of borrowings under the revolving credit facility will no longer be subject to a minimum rate of 3.75%.

On September 1, 2011, the Company entered into a sixth amendment to its credit agreement with Sovereign Bank providing for a $3,000,000 increase until November 30, 2011 of the revolving credit facility under the Credit Agreement, from an aggregate of $10,000,000 to an aggregate of $13,000,000.

On November 29, 2011, the Company entered into a seventh amendment to its credit agreement with Sovereign Bank, which increased the revolving credit facility under the Credit Agreement from an aggregate of $13,000,000 to an aggregate of $18,000,000 and extended the term of earlier terminating revolving credit loans to August 2014. The amendment also provides for a reduction in the interest rate of borrowings under the revolving credit facility to 2.75% in excess of the LIBOR rate or Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement, a reduction in the commitment fee to a rate of 0.4% per annum on the average daily unused portion of the revolving credit commitment, commencing December 31, 2011 and the addition of a covenant to the Credit Agreement requiring that the Company maintain a ratio of Unsubordinated Liabilities to Capital Base, as such terms are defined in the Credit Agreement.

As of December 31, 2011, the Company was in compliance with all financial covenants contained in the credit agreement. As of December 31, 2011, the Company had $16,100,000 outstanding under the Sovereign Revolving Facility bearing interest at 2.77%.

6. LONG-TERM DEBT

On October 22, 2008, the Company obtained a $3 million term loan from Sovereign Bank to be amortized over five years (the "Sovereign Term Facility"). Prior to entering into the term loan the Company had borrowed $2.5 million under the Sovereign Revolving Facility to fund the initial tooling costs related to a long-term contract. The Company used the proceeds from the Sovereign Term Facility to repay the borrowings under the Sovereign Revolving Facility and to pay for additional tooling related to a long-term contract. The Sovereign Term Facility bears interest at the lower of LIBOR plus 2.5% or Sovereign Bank's prime rate (2.77% as of December 31, 2011) and is secured by all of our assets.

The terms and conditions of the Sovereign Revolving Facility are applicable to the Sovereign Term Facility.

Additionally, the Company and Sovereign Bank entered into a five year interest rate swap agreement, in the notional amount of $3 million. Under the interest rate swap, the Company pays an amount to Sovereign Bank representing interest on the notional amount at a rate of 5.8% and receives an amount from Sovereign representing interest on the notional amount at a rate equal to the one-month LIBOR plus 2.5%. The effect of this interest rate swap will be the Company paying a fixed interest rate of 5.8% over the term of the Sovereign Term Facility. The value of debt exchanged for a fixed rate of interest reduces according to the repayment schedule of the notes. The maturities of the long-term debt are as follows:

Year ending December 31,	
2012	$ 887,380
2013	721,246
2014	88,389
2015	46,476
2016	33,128
	$1,776,619

Also included in long-term debt are capital leases and notes payable of $626,620 at December 31, 2011, including a current portion of $287,380. The company is committed to make payments under capital leases of approximately $312,000, $186,000, $95,000, $50,000 and $34,000 in each of the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively. Included in these payments is approximately $50,000 of interest expense.

7. COMMITMENTS:

The Company has employment agreements with six employees. The aggregate future commitment under these agreements is as follows:

Year ending December 31,	
2012	$ 847,300
2013	884,500
2014	923,000
	$2,654,800

These agreements provide for additional bonus payments that are calculated as defined.

The Company leases an office and warehouse facility under a non-cancelable operating lease which expires in December 2022. The aggregate future commitment under this agreement is as follows:

Year ending December 31,	
2012	$ 1,517,650
2013	1,554,080
2014	1,591,604
2015	1,562,685
2016	1,600,467
Thereafter	9,212,304
	$17,038,790

Rent expense for the years ended December 31, 2011, 2010 and 2009 was $1,044,394, $443,071 and $430,066, respectively.

8. INCOME TAXES

The provision for income taxes consists of the following:

Years ended December 31,	2011	2010	2009
Current:			
Federal	**$3,220,000**	$ 435,000	$2,282,800
Prior year overaccrual	—	(157,000)	—
State	**5,000**	—	—
Deferred:			
Federal	**(103,000)**	(265,000)	(367,800)
	$3,122,000	$ 13,000	$1,915,000

The difference between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows:

Years ended December 31,	2011	2010	2009
Taxes computed at the federal statutory rate	**$3,583,000**	$ 237,000	$1,993,000
State income tax, net of federal benefit	**3,000**	—	—
Prior year true-up	**(61,000)**	(157,000)	—
Permanent differences	**(403,000)**	(67,000)	(78,000)
Provision for Income Taxes	**$3,122,000**	$ 13,000	$1,915,000

The components of deferred income tax assets and liabilities are as follows:

Deferred Tax Assets:	2011	2010
Revenue recognition	**$ 231,000**	$ —
Allowance for doubtful accounts	**26,000**	—
Deferred tax asset-current	**257,000**	—
Property and equipment	—	49,000
Deferred rent	**141,000**	—
Stock options	**953,000**	596,000
Interest rate swap	**11,000**	23,000
Deferred Tax Assets-non current	**1,105,000**	668,000
Deferred Tax Liabilities:		
Revenue recognition	—	182,000
Prepaid expenses	**125,000**	—
Deferred Tax Liabilities-current	**125,000**	182,000
Property and equipment	**660,000**	—
Deferred tax liability-noncurrent	**660,000**	—
Net Deferred Tax Assets (Liabilities)	**$ 577,000**	$486,000

The Company recognized, for income tax purposes, a tax benefit of $438,000, $304,000 and zero for the years ended December 31, 2011, 2010 and 2009, respectively, for compensation expense related to its stock option plan for which no corresponding charge to operations has been recorded. Such amounts have been added to additional paid-in capital in those years.

The Company did not account for the domestic production activity deduction when preparing the 2009 tax accrual. The Company did take the domestic production activity deduction when preparing its 2009 federal income tax return, which resulted in an overaccrual of approximately $157,000.

9. EMPLOYEE STOCK OPTION PLANS:

The Company accounts for compensation expense associated with Stock Options based on the fair value of the options on the date of grant.

The Company used the modified transition method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of the fair value method.

The Company's net income for the years ended December 31, 2011, 2010 and 2009, includes approximately $986,000, $554,000 and $484,000 of compensation expense, respectively. The Company recorded reductions in income tax payable of approximately, $547,000, $123,000 and zero for the years ended December 31, 2011, 2010 and 2009, respectively, as a result of the tax benefit upon exercise of options. The compensation expense related to the Company's stock-based compensation arrangements is recorded as a component of selling, general and administrative expenses. Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized from options exercised (excess tax benefits) are classified as cash inflows from financing activities and cash inflows from operating activities.

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, for which 200,000 common shares are reserved for issuance. The 1995 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 1998, the Company adopted the 1998 Performance Equity Plan (the "1998 Plan"). The 1998 Plan, as amended, reserved 463,334 common shares for issuance. The 1998 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2000, the Company adopted the Performance Equity Plan 2000 (the "2000 Plan"). The 2000 Plan, as amended, reserved 1,230,000 common shares for issuance. The 2000 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2009, the Company adopted the Performance Equity Plan 2009 (the "2009 Plan"). The 2009 Plan reserved 500,000 common shares for issuance. The 2009 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to any person possessing more than 10% of the total combined voting power of all classes of Company stock, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

The Company has 360,285 options available for grant under the 2009 Plan.

The estimated fair value of each option award granted was determined on the date of grant using the Black-Scholes option valuation model. The following weighted average assumptions were used for option grants during the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Risk-free interest rate	**2.08%**	2.55%	1.66%
Expected volatility	**100.9%**	97.0%	95.8%
Dividend yield	**0%**	0%	0%
Expected option term-in years	**5**	5	5

The risk free interest rate for the years ended December 31, 2011, 2010 and 2009 is based on the 5 year U.S. Treasury note rate on the day of grant. The expected volatility computation for the years ended December 31, 2011, 2010 and 2009 is based on the average of the volatility over the most recent four year period, which represents the Company's estimate of expected volatility over the expected option term. The Company has never paid a dividend, and is not expected to pay a dividend in the foreseeable future, therefore the dividend yield is assumed to be zero. The Company assumes zero forfeitures of options as the historical forfeiture rate is below 1%.

A summary of the status of the Company's stock option plans is as follows:

Fixed Options	Options	Weighted average Exercise Price	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value
Outstanding				
At January 1, 2009	1,047,333	$ 6.42	3.91	
Granted during period	125,000	6.38		
Exercised	(60,000)	2.53		
Forfeited/Expired	(60,000)	9.38		
Outstanding				
At December 31, 2009	1,052,333	$ 6.47	3.91	
Granted during period	80,000	7.38		
Exercised	(272,000)	5.11		
Forfeited/Expired	(80,000)	10.01		
Outstanding				
at December 31, 2010	780,333	$ 6.68	2.92	
Granted during period	80,000	14.90		
Exercised	(165,333)	3.72		
Forfeited/Expired	—	—		
Outstanding and expected to vest at December 31, 2011	**695,000**	**$ 8.33**	**2.66**	**$2,704,495**
Vested at December 31, 2011	**680,000**	**$ 8.37**	**2.39**	**$2,625,444**

The weighted-average fair value of each option granted during the years ended December 31, 2011, 2010 and 2009, estimated as of the grant date using the Black-Scholes option valuation model was $11.24, $5.47 and $4.87, respectively.

The Company's stock options granted to non-employee directors vest immediately upon grant and have a maximum contractual term of five years. Stock options granted to employees vest over three years and have a maximum contractual term of ten years. The expected option term is calculated utilizing historical data of option exercises.

As of December 31, 2011, 2010 and 2009, there was $21,687, $108,435 and $228,186, respectively, of unrecognized compensation cost related to non-vested stock option awards which will be amortized through March 2012, the requisite service period.

During the year ended December 31, 2011, 145,333 stock options were exercised for cash resulting in cash proceeds to the Company of $455,448. In addition, 20,000 options were exercised, pursuant to provisions of the stock option plan, in which the Company received no cash and 11,423 shares of its common stock in exchange for the 20,000 shares issued in the exercise. The 11,423 shares that the Company received were valued at $159,000, the fair market value of the shares on the date of exercise, and were added to treasury stock.

The intrinsic value of stock options exercised during the years ended December 31, 2011, 2010 and 2009 was approximately $1,609,000, $1,936,000 and $218,000, respectively.

The fair value of all options vested during the years ended December 31, 2011, 2010 and 2009 was approximately $2,625,000, $563,000 and $419,000, respectively.

10. EMPLOYEE BENEFIT PLAN:

On September 11, 1996, The Company's board of directors instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). On October 1, 1998, the Company amended and standardized its plan as required by the Code. Pursuant to the amended plan, qualified employees may contribute a percentage of their pretax eligible compensation to the Plan and the Company will match a percentage of each employee's contribution. Additionally, the Company has a profit-sharing plan covering all eligible employees. Contributions by the Company are at the discretion of management. The amount of contributions recorded by the Company in 2011, 2010 and 2009 were approximately $232,000, $173,000 and $153,000, respectively.

11. MAJOR CUSTOMER:

Nine percent of revenue in 2011, 10% of revenue in 2010 and 28% of revenue in 2009 were directly to the U.S. government. Five and a half percent and 2% of accounts receivable at December 31, 2011 and 2010, respectively, were from the U. S. government.

In addition, in 2011, 33%, 30%, 14% and 11% of our revenue were to our four largest Commercial customers, respectively. In 2010, 35%, 27%, 12% and 10% of our revenue were to our four largest Commercial customers, respectively. In 2009, 21%, 18%, 17% and 11% of our revenue were to our four largest Commercial customers, respectively. At December 31, 2011, 36%, 34% and 12% of accounts receivable were from our three largest commercial customers. At December 31, 2010, 48%, 28% and 15% of accounts receivable were from our three largest commercial customers.

At December 31, 2011 and 2010, 8% and 16%, respectively, of Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts were from the U.S. government.

At December 31, 2011, 40%, 21%, 15%, and 13% of Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts were from our four largest commercial customers. At December 31, 2010, 28%, 22%, 19% and 10% of Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts were from our four largest commercial customers.

12. QUARTERLY FINANCIAL DATA (UNAUDITED):

The results of any single quarter are not necessarily indicative of the Company's results for the full year. Earnings per share data is computed independently for each of the periods presented. As a result, the sum of the earnings per share amounts for the quarter may not equal the total for the year.

2011	March 31,	June 30,	Sept. 30,	Dec. 31,
Revenue	**16,009,608**	**17,426,223**	**16,607,638**	**24,092,200**
Gross Profit	**3,850,104**	**4,244,801**	**4,167,605**	**6,547,430**
Net Income	**1,368,050**	**1,570,816**	**1,805,042**	**2,673,020**
Earning per share				
Basic	**0.20**	**0.23**	**0.26**	**0.39**
Diluted	**0.19**	**0.22**	**0.25**	**0.37**

2010	March 31,	June 30,	Sept. 30,	Dec. 31,
Revenue	11,005,529	12,544,625	12,976,084	7,464,546
Gross Profit (loss)	2,749,082	3,351,329	3,382,413	(3,370,000)
Net Income (loss)	860,815	1,205,254	1,429,363	(2,965,536)
Earning (loss) per share				
Basic	0.14	0.18	0.21	(0.44)
Diluted	0.14	0.18	0.21	(0.44)

13. SUBSEQUENT EVENTS:

On March 9, 2012, the Company obtained a $4.5 million term loan from Sovereign Bank to be amortized over five years (the "Sovereign Term Facility 2"). Sovereign Term Facility 2 will be used to purchase tooling and equipment for new programs. Sovereign Term Facility 2 bears interest at the lower of LIBOR plus 3% or Sovereign Bank's prime rate.

Additionally, the Company and Sovereign Bank entered into a five year interest rate swap agreement, in the notional amount of $4.5 million. Under the interest rate swap, the Company pays an amount to Sovereign Bank representing interest on the notional amount at a rate of 4.11% and receives an amount from Sovereign representing interest on the notional amount at a rate equal to the one-month LIBOR plus 3%. The effect of this interest rate swap will be the Company paying a fixed interest rate of 4.11% over the term of the Sovereign Term Facility 2.

CPI Aerostructures, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of CPI Aerostructures, Inc. as of December 31, 2011 and 2010, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits of the financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. as of December 31, 2011 and 2010, and its results of operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

J. H. Cohn LLP

Jericho, New York
March 14, 2012

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common shares are listed on the NYSE Amex under the symbol CVU. The following table sets forth for 2011 and 2010, the high and low sales prices of our common shares for the periods indicated, as reported by the NYSE Amex.

Period	High	Low
2010		
Quarter Ended March 31, 2010	$ 8.66	$5.99
Quarter Ended June 30, 2010	$ 9.85	$8.00
Quarter Ended September 30, 2010	$11.03	$9.20
Quarter Ended December 31, 2010	$14.15	$9.79
2011		
Quarter Ended March 31, 2011	$15.34	$11.89
Quarter Ended June 30, 2011	$15.60	$12.60
Quarter Ended September 30, 2011	$14.97	$ 9.45
Quarter Ended December 31, 2011	$14.34	$ 9.77

On March 12, 2012, the closing sale price for our common shares on the NYSE AMEX was $14.96. On March 12, 2012, there were 189 holders of record of our common shares and, we believe, over 2,200 beneficial owners of our common shares.

Dividend Policy

To date, we have not paid any dividends on our common shares. Any payment of dividends in the future is within the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows. We are exposed to market risk primarily due to fluctuations in interest rates. We do not utilize any particular strategy or instruments to manage our interest rate risk.

CORPORATE INFORMATION

Officers

Edward J. Fred
President and
Chief Executive Officer

Vincent Palazzolo
Chief Financial Officer

Douglas McCrosson
Chief Operating Officer

Board of Directors



Eric Rosenfeld
Chairman



Edward J. Fred
President and
Chief Executive Officer



Harvey Bazaar
Director



Kenneth McSweeney
Principal
K.F. McSweeney, Unlimited



Walter Paulick
President
W.R. Paulick and
Associates, Inc.

Corporate Headquarters
CPI Aero
91 Heartland Boulevard
Edgewood, NY 11717
Tel: (631) 586-5200
Fax: (631) 586-5814
www.cpiaero.com

Transfer Agent
Communications regarding change of address, transfer of stock ownership, or lost stock certificates should be directed to:
American Stock Transfer
59 Maiden Lane
New York, NY 10038

Common Stock
CPI Aerostructures' common stock trades on The NYSE Amex under the symbol CVU.

Counsel
Graubard Miller
405 Lexington Avenue
19th Floor
New York, NY 10036

Independent Auditors
J.H. Cohn LLP
100 Jericho Quadrangle
Jericho, NY 11753

Investor Relations
The Equity Group Inc.
800 Third Avenue — 36th Floor
New York, NY 10022
(212) 371-8660

Stockholder Contact and Form 10-K
Stockholders are encouraged to contact the Company with questions or requests for information. A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission, will be sent to stockholders free of charge upon written request. Inquiries should be directed to:

Chief Financial Officer
CPI Aero
91 Heartland Boulevard
Edgewood, NY 11717
(631) 586-5200
or contact the Company at its website,
www.cpiaero.com


FARO
CONTROL
STATION

CPI AERO

91 Heartland Boulevard
Edgewood, NY 11717